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                                                                 EXHIBIT 99.1

The following is an excerpt from the Current Report on Form 8-K filed by Advanced Digital Information Corporation on September 20, 1999:

     Item 5: Other Events

     On September 17, 1999, Advanced Digital Information Corporation (the "Company") acquired MountainGate Imaging Systems Corporation ("MountainGate") through a merger of a wholly owned subsidiary of the Company with and into MountainGate. MountainGate provides software that enables very high bandwidth cross-platform file sharing in Storage Area Networks (SAN). Its CentraVision file system provides value by improving workflow efficiency, enabling collaborative workgroups and delivering high-performance file sharing in network environments.

     An aggregate of 110,000 shares of the Company's unregistered common stock (the "Common Stock") were issued to the two shareholders of MountainGate in the merger. In addition, the Company paid $200,000 cash to the MountainGate shareholders, and assumed outstanding MountainGate debt of approximately $2 million, which debt was repaid on the closing date.

     The shares issued in the merger were not registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption set forth in Section 4(2) thereof. Both recipients of shares of the Company's common stock in the merger were executive officers of MountainGate and had access to information about the Company. The shares issued in the transaction are subject to restrictions on transfer absent registration under the Securities Act, and no offers to sell the securities were made by any form of general solicitation or general advertisement.